Exhibit 21.1

TELUS International (Cda) Inc.

Subsidiaries of the Registrant

The following is a list of subsidiaries of TELUS International (Cda) Inc. as of December 31, 2019 omitting some subsidiaries which, considered in the aggregate, would not constitute a “significant subsidiary” as defined in Rule 1-02(w) of Regulation S-X.

Name	Jurisdiction of Incorporation
TELUS International Philippines, Inc.	Philippines
Transactel (2020) Limited (continued from Transactel (Barbados), Inc. in July 2020)	Malta
Xavient Digital LLC	Delaware, United States
Voxpro Limited	Ireland
Transactel El Salvador, S.A. de C.V.	El Salvador
TELUS International (U.S.) Corp.	Washington, United States
Callpoint New Europe EAD	Bulgaria